UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 7, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 7, 2023, regarding the Extension of the GSM (2G) License Agreement.

Istanbul, April 7, 2023

Announcement Regarding the Extension of the GSM (2G) License Agreement

Upon our Company’s application to the Information and Communication Technologies Authority (ICTA) within the legal period for the extension of the term of the GSM (2G) License Agreement which we have signed with ICTA and is valid until April 27, 2023, the ICTA has informed our Company in writing that a decision has been made to extend of the term of the GSM License Agreement and the usage rights of frequencies allocated to Turkcell in the 900 MHz band until April 30, 2029 in accordance with the "Procedures and Principles for Determining the Term Extension Conditions of the GSM License Agreements and GSM 1800 License Agreement". In accordance with the relevant procedures and principles, the extension fee has been determined as EUR 120 million (+ EUR 21.6 million VAT). The initial payment which includes the down payment for the extension fee and total amount of value-added tax, amounting to EUR 81.6 million, equivalent of which is TRY 1.7 billion, has been paid today in TRY. The remaining amount will be paid in two equal installments amounting to EUR 31.1 million within two years (on April 30, 2024, and April 30, 2025, respectively). Following the payment, it is predicted that the legal approval processes will be completed and amendment contracts for the extension of the GSM License Agreement will be signed. Further developments regarding this matter will be disclosed to the public in the upcoming period.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 7, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 7, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)